ARBOR COURT CAPITAL, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2015

Cash Flows From Operating Activities:

Net income	$	36,971
Adjustments to reconcile net income to net cash provided by operating activities		
Depreciation		140
(Increase) decrease in assets:		
Prepaid expenses and other current assets		1,300
Accounts receivable		487
Increase (decrease) in liabilies:		
Deferred Revenue		591
Accrued Expeses		1,200
Net Cash Provided by Operating Activities		40,689

Cash Flows From Investing Activities:

Sale of Assets	$	500

Cash Flows From Financing Activities:

Distributions to members	$	(61,138)

Net Decrease in Cash and Cash Equivalents — (19,949)

Cash and Cash Equivalents - January 1, 2015 — 177,965

Cash and Cash Equivalents - December 31, 2015 — $ 158,016

Supplemental Disclosure of Cash Flow Information:

Interest paid	$	-
Income taxes paid	$	-

See accompanying notes to financial statements.